UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2009
Commission File Number: 000-53445
KB Financial Group Inc.
(Translation of registrant’s name into English)
9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A     .

Non-Consolidated Audit Report for Fiscal Year 2008
On March 10, 2009, KB Financial Group Inc.(“KB Financial Group”) received and disclosed the audit report for the fiscal year 2008 from Samil PricewaterhouseCoopers, its independent auditor, which report includes non-consolidated Korean GAAP financial statements of KB Financial Group for the years ended December 31, 2008 and 2007 and the related notes. The financial statements in such report have not been approved by the shareholders of KB Financial Group and remain subject to change.
KB Financial Group is furnishing the following document as an exhibit to this Form 6-K filing:
Exhibit 99.1: An English-language translation of the Non-Consolidated Audit Report for FY 2008.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 10, 2009	By:	/s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	Deputy President & CFO